Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143662

SUPPLEMENT NO. 1 DATED AUGUST 3, 2009

TO THE PROSPECTUS DATED JULY 24, 2009

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 1 to you in order to supplement our prospectus dated July 24, 2009. This Supplement No. 1 must be read in conjunction with our prospectus dated July 24, 2009.

Status of the Offering

The prospectus to which this prospectus supplement relates covers an offering of up to $2,000,000,000 in shares of our common stock. As described in more detail in the prospectus, this offering is comprised of two components: (1) an offering of up to $1,500,000,000 in shares to the public at $10.00 per share, which we refer to as our primary offering and (2) an offering of up to $500,000,000 in shares to participants in our distribution reinvestment plan at $9.50 per share.

As of July 31, 2009, we held cash and cash equivalents in excess of $540 million. We believe that this strong cash balance is critical in the current market and positions us well to take advantage of investment opportunities in the future. However, severe market dislocation and current dysfunction in the credit markets has resulted in historically low commercial real estate transaction volume. As a result, opportunities to deploy our capital have not been as quick to emerge. In addition, and in light of market conditions, we have attempted to be prudent in the deployment of capital, which also has resulted in a slower pace of investments. In the meantime, our cash balance has a significant dilutive effect on our goal of funding the payment of quarterly distributions to you entirely from our operations over time. Accordingly, on August 3, 2009, we decided to terminate the primary portion of the offering effective after September 30, 2009 and, in so doing, limit the amount of incremental dilutive cash.

We will not accept any subscriptions after September 30, 2009 (the “Termination Date”), although we may issue shares after the Termination Date in respect of subscriptions we have received prior to the Termination Date. Unless we agree otherwise, all documents and funds must be postmarked by the Termination Date and subsequently be received in good order by our transfer agent, The Bank of New York Mellon, 101 Barclay Street, A Level, New York, NY 10286, Attn: Dividend Capital – Total Realty Trust. Furthermore, the disclosure in the prospectus respecting this offering, including the disclosure in “Prospectus Summary,” “Questions and Answers About This Offering,” “Risk Factors,” “Estimated Use of Proceeds,” “The Advisor and the Advisory Agreement—Management Compensation” and “Plan of Distribution,” should be read in light of the facts that we are no longer selling shares of common stock in our primary offering and we are therefore no longer receiving proceeds from or paying fees or commissions in connection with the sale of such shares.

We will continue to offer shares of common stock through our distribution reinvestment plan and receive proceeds from our distribution reinvestment plan.